UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of December 2002

                                 JAZZTEL P.L.C.
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                 (Translation of registrant's name into English)


                             c/o Jazz Telecom, S.A.
                              Avenida de Europa 14
                         Parque Empresarial La Moraleja
                         28108 Alcobendas, Madrid, Spain
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                         Form 20-F   [X] Form 40-F   [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                Yes   [ ] No   [X]
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________





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                SCHEDULE OF INFORMATION CONTAINED IN THIS REPORT

1. Quarterly Report on Form 6-K for the Period Ended September 30, 2002, attached hereto as Exhibit A.

2. On November 29, 2002 the Registrant issued a press release relating to the closing of its restructuring, the cancellation of its high yield notes outstanding and the issuance of new shares and convertible notes. A copy of such press release is attached hereto as Exhibit B.

3. On November 18, 2002 the Registrant entered into an Indenture for the issuance of convertible notes in connection with its restructuring. A copy of such Indenture is attached hereto as Exhibit C.

4. On November 5, 2002 the Registrant entered into a Amended Agreement amending the Facility Agreement dated April 6, 2001. A copy of such Amendment Agreement is attached hereto as Exhibit D.





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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          JAZZTEL P.L.C.
                                          (Registrant)



Date:  December 13, 2002                  By: /s/ Christoph Schmid
                                             -----------------------
                                             Christoph Schmid
                                             Company Secretary





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